02019622

) EXCHANGE COMMISSION
TON, D.C. 20549

CRD# 100960
3-13-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 52060

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) **AND ENDING** 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WWC Securities, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11911 Freedom Drive, Suite 1010
(No. and Street)

RECEIVED MAR 04 2002 PROCESSING

Reston	**VA**	**20190**
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Wallace **(703) 736-9446**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

(ADDRESS)	**1021 E. Cary St., Suite 1900**	**Richmond**	**VA**	**23219**
	Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WWC Securities, LLC as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jonathan Wallace
Partner

Notary Public

CITY/COUNTY OF Fairfax
COMMONWEALTH OF VIRGINIA
THE FOREGOING INSTRUMENT ACKNOWLEDGED
BEFORE ME THIS 11 DAY OF March, 20 01
BY
NOTARY PUBLIC
MY COMMISSION EXPIRES: 10/31/02

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

WWC SECURITIES, LLC

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

Suite 1900
1021 East Cary Street
Richmond, VA 23219

Independent Auditors' Report

The Board of Directors
WWC Securities, LLC:

We have audited the accompanying statement of financial condition of WWC Securities, LLC (the Company) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WWC Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002

WWC SECURITIES, LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	57,909
Accounts receivable		13,200
Prepaid expenses		15,833
Total assets	$	86,942
Liabilities and Member's Capital		
Accounts payable, accrued expenses and other liabilities	$	10,924
Member's capital		76,018
Commitments		
	$	86,942

See accompanying notes to statement of financial condition.

WWC SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Nature of Business

WWC Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Virginia limited liability corporation (LLC) that is wholly owned by a single member, WWC Capital Group, LLC (the Parent). The Company is engaged in a single line of business as a securities broker-dealer, which comprises investment banking and venture capital businesses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

(b) Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the Parent and not of the Company itself.

(3) Employee Benefit Plan

The Parent has a profit-sharing retirement plan as described in Section 401(k) of the Internal Revenue Code in which employees of the Company participate. The Plan covers substantially all employees upon completion of three months of continuous service, as defined. Employees may elect to make salary reduction contributions up to eight percent of annual compensation, subject to certain annual limitations. The Company may provide discretionary matching contributions at a rate to be determined annually.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $46,985, which was $41,985 in excess of its required net capital. The Company's net capital ratio was .23 to 1.